SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Termination of Contracts with External Auditor prior to Expiration

On April 13, 2005, Kookmin Bank announced that the contracts with Samil PriceWaterhouseCoopers, an external auditor of Kookmin Bank, has been terminated prior to expiration as of April 12, 2005 since Securities & Futures Commission (SFC) appointed Deloitte Hana Anjin LLC as a new external auditor of Kookmin Bank pursuant to the External Audit of Corporations Act 4-3.

■	Term of Contracts with Samil PriceWaterhouseCoopers: From January 1, 2004 to December 31, 2006

■	Termination date with Samil PriceWaterhouseCoopers: April 12, 2005

Pursuant to the External Audit of Corporations Act 4-2, Kookmin Bank will conclude contracts with Deloitte Hana Anjin LLC, a newly appointed external auditor by SFC, within two weeks.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 13, 2005	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President & Chief Financial Officer

3